Exhibit 12

PFIZER INC. AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(millions except ratios)	2010	2009	2008	2007	2006
Determination of Earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$9,422	$10,827	$9,694	$9,278	$13,028
Less:
Noncontrolling interests	32	9	23	42	12

Income attributable to Pfizer Inc.	9,390	10,818	9,671	9,236	13,016
Add:
Fixed charges	1,936	1,361	647	541	642

Total earnings as defined	$11,326	$12,179	$10,318	$9,777	$13,658

Fixed charges:
Interest expense (a)	$1,799	$1,233	$516	$397	$488
Preferred stock dividends (b)	6	7	8	11	14
Rents (c)	131	121	123	133	140

Fixed charges	1,936	1,361	647	541	642
Capitalized interest	36	34	46	43	29

Total fixed charges	$1,972	$1,395	$693	$584	$671

Ratio of earnings to fixed charges	5.7	8.7	14.9	16.7	20.4

(a)	Interest expense includes amortization of debt premium, discount and expenses. Interest expense does not include interest related to uncertain tax positions of $384 million for 2010; $337 million for 2009; $333 million for 2008; $331 million for 2007 and $200 million for 2006.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia in 2003.

(c)	Rents included in the computation consist of one-third of rental expense which we believe to be a conservative estimate of an interest factor in our leases, which are not material.